March 4, 2024

VIA ELECTRONIC FILING

Securities and Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: Denali Structured Return Strategy Fund (File Nos. 333-275771, 811-23918)

Ladies and Gentlemen:
On behalf of the Denali Structured Return Strategy Fund (the "Registrant"), we hereby electronically file, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act") and the Securities Act of 1933, as amended (the "1933 Act"), the Registrant's Pre-Effective Amendment to its Registration Statement on Form N-2 under the 1940 Act and 1933 Act. The purpose of this filing is to complete any information that was not included in the initial filing and make other changes or edits to address staff comments. The Registrant (in concert with its distributor) will request acceleration of effectiveness by separate letter.
If you have any questions concerning this filing, please contact the undersigned at (202) 263-4156 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Jacob Olliffe
Associate
Thompson Hine LLP